November 1, 2005

      Mail Stop 4561

James L. Fritzemeier
President
Advisors REIT I, Inc.
8301 E. 21st North-Suite 235
Wichita, KS 67206

	Re:	Advisors REIT I, Inc.
		Amendment No. 3 to Registration Statement on Form S-11
      	Filed October 26, 2005
      	Registration No. 333-124916

Dear Mr. Fritzemeier:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please provide a more detailed response regarding Mr. Sokolosky`s eligibility for the Rule 3a4-1 safe harbor. In particular, Rule 3a4-
1(a)(4)(ii)(A) requires that the "associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities."

Your response states that the Board of Directors, of which Mr. Sokolosky is a member, "will have substantial duties following the completion of the offering." Nevertheless, as required by the safe harbor, you do not directly address how Mr. Sokolosky will meet Rule
3a4-1(a)(4)(ii)(A) beyond describing the duties of the Board. Please describe in specific detail all of "substantial duties" on behalf of the issuer Mr. Sokolosky will primarily perform at the end of the offering. In order to be able to use this safe harbor, these duties cannot be in connection with securities transactions.

Sales Literature

Exhibit 99.1
2. We note your response to comment 8 in our letter dated October
17,
2005 and your revised disclosure that distributions earlier than
12
months after the offering would probably be a return of capital. Please remove the parentheses and revise to clarify that until you generate operating cash flows sufficient to pay distributions, you may make distributions from the proceeds of this offering or from borrowings, which may include a return of capital. Similarly, please revise your disclosure of your distribution policy on pages 6 and
73
to clarify that you may make distributions from the proceeds of the offering if you do not generate sufficient operating cash flows to pay distributions.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Joshua Forgione, Staff Accountant, at 202-
551-
3431 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Charito A. Mittelman at 202-551-
3402
or me at 202-551-3411 with any other questions.

	Sincerely,



	Peggy Kim
	Senior Counsel

cc:	Michael R. Biggs, Esq. (via facsimile)
	Biggs Wilkerson, L.C.




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James L. Fritzemeier
Advisors REIT I, Inc.
November 1, 2005
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